SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2020 – December 31, 2020) filed with the Tokyo Stock Exchange on Monday February 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 8, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2020 – December 31, 2020

February 8, 2021

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2020 to December 31, 2020

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2020

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2020	1,665,694	(3.0%)	193,703	(18.2%)	209,581	(40.2%)	142,015	(41.9%)
December 31, 2019	1,717,785	(4.4%)	236,722	(8.3%)	350,458	18.7%	244,319	3.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥129,493 million for the nine months ended December 31, 2020 (year-on-year change was a 43.1% decrease) and ¥227,756 million for the nine months ended December 31, 2019 (year-on-year change was a 0.7% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2020	114.27	114.17
December 31, 2019	190.99	190.82

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2020	13,324,491	3,002,214	2,938,261	22.1%
March 31, 2020	13,067,528	3,065,835	2,993,608	22.9%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2020	—	35.00	—	41.00	76.00
March 31, 2021	—	35.00	—	—	—

March 31, 2021 (Est.)	—	—	—	41.00	76.00

*Note 3:

For details of dividend forecast for the fiscal year ending March 31, 2021, please refer to “Notice Regarding Interim Dividend and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2021” announced on November 2, 2020.

3. Forecast for the Year Ending March 31, 2021 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2021	190,000	(37.2%)

*Note 4:

Although forward-looking statements in this document are based on information currently available to, and assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 5:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,313,954,980 as of December 31, 2020, and 1,324,629,128 as of March 31, 2020.

2. The number of treasury stock was 91,332,186 as of December 31, 2020, and 68,680,644 as of March 31, 2020.

3. The average number of outstanding shares was 1,242,764,847 for the nine months ended December 31, 2020, and 1,279,195,980 for the nine months ended December 31, 2019.

The Company’s shares held through the Board Incentive Plan Trust (2,197,628 shares as of December 31, 2020 and 1,476,828 shares as of March 31, 2020) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2020

		Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,717,785	1,665,694	(52,091)	(3)%
Total Expenses	(millions of yen)	1,481,063	1,471,991	(9,072)	(1)%
Income before Income Taxes	(millions of yen)	350,458	209,581	(140,877)	(40)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	244,319	142,015	(102,304)	(42)%
Earnings Per Share (Basic)	(yen)	190.99	114.27	(76.72)	(40)%
(Diluted)	(yen)	190.82	114.17	(76.65)	(40)%
ROE (Annualized) *1	(%)	11.0	6.4	(4.6)	—
ROA (Annualized) *2	(%)	2.60	1.43	(1.17)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2020 to December 31, 2020)

Total revenues for the nine months ended December 31, 2020 (hereinafter, “the third consolidated period”) decreased 3% to ¥1,665,694 million compared to ¥1,717,785 million during the same period of the previous fiscal year due to decreases in services income, and operating leases revenues despite increases in life insurance premiums and related investment income, and sales of goods and real estate.

Total expenses decreased 1% to ¥1,471,991 million compared to ¥1,481,063 million during the same period of the previous fiscal year due to decreases in interest expense, and services expense despite an increase in life insurance costs.

In addition, equity in net income of affiliates decreased 96% to ¥2,077 million compared to ¥54,226 million and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased 84% to ¥9,436 million compared to ¥58,488 million during the same period of the previous fiscal year.

Due to the above results and the impact of COVID-19, income before income taxes for the third consolidated period decreased 40% to ¥209,581 million compared to ¥350,458 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 42% to ¥142,015 million compared to ¥244,319 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period decreased 38% to ¥231,430 million compared to the same period of the previous fiscal year.

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were initially charged to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the nine months ended December 31, 2019 has been retrospectively restated.

Since April 1, 2020, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the third consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	321,201	318,673	(2,528)	(1)
Segment Profits	49,797	41,191	(8,606)	(17)

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,789,693	1,690,586	(99,107)	(6)

Segment revenues decreased 1% to ¥318,673 million compared to the same period of the previous fiscal year. This decrease was due to lower finance revenues resulting from a decrease in financial assets and lower sales of goods, despite an increase in services income from investees in our corporate financial services business and Yayoi Co., Ltd.

Due to the above-mentioned reasons as well as increases in costs of operating leases and services expense, and the absence of bargain purchase gains recorded in relation to companies acquired in our corporate financial services business during the nine months ended December 31, 2019, segment profits decreased 17% to ¥41,191 million compared to the same period of the previous fiscal year.

Segment assets decreased 6% to ¥1,690,586 million compared to the end of the previous fiscal year. This decrease was mainly due to decreases in net investment in leases, installment loans, and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	332,859	253,921	(78,938)	(24)
Segment Profits	57,958	15,603	(42,355)	(73)

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	821,194	834,678	13,484	2

Our operating facilities have experienced temporary closure and low occupancy rates during the third consolidated period due to the impact of the COVID-19 pandemic. Consequently, services income from our facility operations business decreased. Also, DAIKYO INCORPORATED and its subsidiaries experienced a decrease in services income from real estate contract work due to the dissipation of increased last-minute demand before the consumption tax hike in Japan during the same period of the previous year, as well as a decrease in sales of real estate. In addition, there was a decrease in gains on sales of real estate under operating leases. As a result, segment revenues decreased 24% to ¥253,921 million compared to the same period of the previous fiscal year.

Due to the above-mentioned reasons as well as the absence of gains on the sale of a subsidiary which operates senior housings, which had been recorded during the nine months ended December 31, 2019, segment profits decreased 73% to ¥15,603 million compared to the same period of the previous fiscal year despite a decrease in services expense from our facility operations business.

Investment in operating leases decreased due to the sales of real estate under operating leases. However, this decrease was offset by increases in inventories and advances for finance lease and operating lease. As a result, segment assets increased 2% to ¥834,678 million compared to the end of the previous fiscal year.

PE Investment and Concession: Private equity investment and concession

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	223,891	243,903	20,012	9
Segment Profits	43,656	4,257	(39,399)	(90)

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	322,522	398,970	76,448	24

Segment revenues increased 9% to ¥243,903 million compared to the same period of the previous fiscal year. This increase was primarily due to the increase in sales of goods by our investees, despite a decrease in services income resulting from the sale of a subsidiary during the previous fiscal year.

Due to the impact of COVID-19, the number of passengers and flights at our three airports in Kansai decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, due to the absence of gains on the sale of a subsidiary which had been recorded during the nine months ended December 31, 2019, in our private equity business, segment profits decreased 90% to ¥4,257 million compared to the same period of the previous fiscal year.

Segment assets increased 24% to ¥398,970 million compared to the end of the previous fiscal year. This was mainly due to increases in goodwill and investment in operating leases associated with the acquisition of subsidiaries during the fiscal quarter ended December 31, 2020.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	112,912	103,448	(9,464)	(8)
Segment Profits	11,585	17,794	6,209	54

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	478,796	479,280	484	0

Segment revenues decreased 8% to ¥103,448 million compared to the same period of the previous fiscal year due to a decrease in services income resulting from the decrease in electricity sales.

Segment profits increased 54% to ¥17,794 million compared to the same period of the previous fiscal year. This increase was primarily due to a decrease in services expense, and the recording of bargain purchase gains resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.

Segment assets totaled ¥479,280 million, remaining substantially unchanged compared to the end of the previous fiscal year.

Insurance: Life insurance

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	293,296	359,208	65,912	22
Segment Profits	43,577	50,663	7,086	16

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,580,158	1,887,966	307,808	19

Segment revenues increased 22% to ¥359,208 million compared to the same period of the previous fiscal year. This increase was due to an increase in life insurance premiums in line with an increase in new insurance contracts, as well as an increase in life insurance related investment income from variable life insurance contracts.

Due to the above-mentioned reasons as well as the recording of reversals of policy liability reserves due to the reduction of minimal guarantee risk related to variable life insurance contracts, etc., segment profits increased 16% to ¥50,663 million compared to the same period of the previous fiscal year.

Segment assets increased 19% to ¥1,887,966 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking and consumer finance

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	62,830	63,071	241	0
Segment Profits	29,441	36,959	7,518	26

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,603,736	2,707,265	103,529	4

Segment revenues totaled ¥63,071 million, remaining substantially unchanged compared to the same period of the previous fiscal year. This was primarily due to increased services income generated from the mortgage bank business of ORIX Credit and increased finance revenues derived from real estate investment loans in our banking business offset by a decrease in finance revenues of ORIX Credit.

Segment profits increased 26% to ¥36,959 million compared to the same period of the previous fiscal year resulting from a decrease in provision for credit losses during the third consolidated period, which was primarily due to the impacts of a decrease in new executions as well as low default rates in ORIX Credit.

Segment assets increased 4% to ¥2,707,265 million compared to the end of the previous fiscal year due to an increase in the balance of real estate investment loans in our banking business.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	46,392	22,569	(23,823)	(51)
Segment Profits	33,294	3,116	(30,178)	(91)

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	585,304	559,971	(25,333)	(4)

Segment revenues decreased 51% to ¥22,569 million compared to the same period of the previous fiscal year. This was due to a decrease in operating leases revenues resulting from decreases in both the number of aircraft owned and the number of aircraft sold, a decrease in fee income resulting from the decrease in the number of aircraft sold to investors in our aircraft leasing business, and the absence of gains on sales of ships, which had been recorded during the nine months ended December 31, 2019.

With the above-mentioned reasons and a decrease in equity in net income of affiliates from Avolon Holdings Limited, segment profits decreased 91% to ¥3,116 million compared to the same period of the previous fiscal year.

Segment assets decreased 4% to ¥559,971 million compared to the end of the previous fiscal year. The decrease was mainly due to a decrease in installment loans in our ship-related business and a decrease in investment in affiliates in our aircraft leasing business.

ORIX USA: Finance, investment and asset management in the Americas

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	100,054	95,084	(4,970)	(5)
Segment Profits	50,289	27,548	(22,741)	(45)

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,374,027	1,235,854	(138,173)	(10)

Segment revenues decreased 5% to ¥95,084 million compared to the same period of the previous fiscal year. The decrease was due to a decrease in services income resulting from a sale of an asset management-related business line during the fiscal quarter ended June 30, 2020, despite an increase in finance revenues resulting from an increase in the number of new executions in our real estate loan origination and servicing business..

Due to the above-mentioned reasons as well as the absence of gains on sales of equities of Houlihan Lokey, Inc., etc., which had been recorded during the nine months ended December 31, 2019, segment profits decreased 45% to ¥27,548 million compared to the same period of the previous fiscal year.

Segment assets decreased 10% to ¥1,235,854 million compared to the end of the previous fiscal year due to a decrease in installment loans.

ORIX Europe: Equity and fixed income asset management

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	117,923	116,759	(1,164)	(1)
Segment Profits	25,112	25,916	804	3

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	317,847	337,172	19,325	6

Despite an increase in gains on investment securities and dividends, segment revenues decreased 1% to ¥116,759 million compared to the same period of the previous fiscal year due to a decrease in services income, which was associated with pervasive price declines in the equity markets during the fiscal quarter ended March 31, 2020, resulting in a lower average amount of assets under management during the third consolidated period, compared to the same period of the previous fiscal year.

Segment profits increased 3% to ¥25,916 million compared to the same period of the previous fiscal year due to a decrease in selling, general and administrative expenses.

Segment assets increased 6% to ¥337,172 million compared to the end of the previous fiscal year. This was mainly due to an increase in investment in securities, as well as increases in goodwill, intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Nine months ended December 31, 2019 (millions of yen)	Nine months ended December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	106,337	92,818	(13,519)	(13)
Segment Profits	26,076	8,383	(17,693)	(68)

	As of March 31, 2020 (millions of yen)	As of December 31, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,010,268	1,017,211	6,943	1

Segment revenues decreased 13% to ¥92,818 million compared to the same period of the previous fiscal year. The decrease was due to decreases in services income and finance revenues, as well as the absence of gains on investment securities of an investee in Asia, which had been recorded during the nine months ended December 31, 2019.

In addition to the above-mentioned reasons, despite the recognition of gains on sales of subsidiaries and affiliates in Asia, equity in net income of affiliates decreased due to the recording of an impairment loss on an investment in an affiliate. As a result, segment profits decreased 68% to ¥8,383 million compared to the same period of the previous fiscal year.

Despite decreases in investment in affiliates and net investment in leases, segment assets increased 1% to ¥1,017,211 million compared to the end of the previous fiscal year due to the effect of changes in foreign exchange rates.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

			As of March 31, 2020	As of December 31, 2020	Change
					Amount	Percent
Total Assets	(millions of yen	)	13,067,528	13,324,491	256,963	2%
(Segment Assets)			10,883,545	11,148,953	265,408	2%
Total Liabilities	(millions of yen	)	9,991,362	10,322,277	330,915	3%
(Short-term and Long-term Debt)			4,616,186	4,707,945	91,759	2%
(Deposits)			2,231,703	2,341,173	109,470	5%
Shareholders’ Equity	(millions of yen	)	2,993,608	2,938,261	(55,347)	(2)%
Shareholders’ Equity Per Share	(yen)		2,386.35	2,407.57	21.22	1%

Notes:	1. Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥13,324,491 million compared to ¥13,067,528 million at the end of the previous fiscal year due to an increase in investment in securities despite decreases in net investment in leases, installment loans and investment in affiliates, and furthermore, an increase in allowance for credit losses compared to allowance for doubtful receivables on finance leases and probable loan losses as of the end of the previous fiscal year as a result of the adoption the Credit Losses Standard. In addition, segment assets increased 2% to ¥11,148,953 million compared to the end of the previous fiscal year.

Total liabilities increased 3% to ¥10,322,277 million compared to ¥9,991,362 million at the end of the previous fiscal year due to increases in deposits, short-term and long-term debt, and policy liabilities and policy account balances despite a decrease in trade notes, accounts and other payable.

Shareholders’ equity decreased 2% to ¥2,938,261 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2020	As of December 31, 2020
Cash and Cash Equivalents		982,666	998,058
Restricted Cash		152,618	134,980
Net Investment in Leases		1,080,964	1,033,515
Installment Loans		3,740,486	3,699,810
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥90,893 million
December 31, 2020	¥97,321 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(56,836)	0
Allowance for Credit Losses		0	(80,866)
Investment in Operating Leases		1,400,001	1,401,071
Investment in Securities		2,245,323	2,546,696
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥25,295 million
December 31, 2020	¥8,772 million
The amounts which are associated to available-for-sale debt securities are as follows:
December 31, 2020
Amortized Cost	¥1,905,978 million
Allowance for Credit Losses	¥0 million
Property under Facility Operations		562,485	568,976
Investment in Affiliates		821,662	774,404
Trade Notes, Accounts and Other Receivable		312,744	294,615
Inventories		126,013	147,343
Office Facilities		203,930	222,509
Other Assets		1,495,472	1,583,380
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥18,206 million
December 31, 2020	¥7,293 million

Total Assets		13,067,528	13,324,491

Liabilities and Equity
Short-term Debt		336,832	371,455
Deposits		2,231,703	2,341,173
Trade Notes, Accounts and Other Payable		282,727	212,617
Policy Liabilities and Policy Account Balances		1,591,475	1,765,677
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥300,739 million
December 31, 2020	¥290,273 million
Current and Deferred Income Taxes		356,350	367,997
Long-term Debt		4,279,354	4,336,490
Other Liabilities		912,921	926,868

Total Liabilities		9,991,362	10,322,277

Redeemable Noncontrolling Interests		10,331	0

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,638	242,845
Retained Earnings		2,754,461	2,758,457
Accumulated Other Comprehensive Income (Loss)		(118,532)	(131,054)
Treasury Stock, at Cost		(121,070)	(153,098)

Total ORIX Corporation Shareholders’ Equity		2,993,608	2,938,261
Noncontrolling Interests		72,227	63,953

Total Equity		3,065,835	3,002,214

Total Liabilities and Equity		13,067,528	13,324,491

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2020	As of December 31, 2020
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	(5,001)	(9,254)
Debt valuation adjustments	1,457	814
Defined benefit pension plans	(26,375)	(26,176)
Foreign currency translation adjustments	(72,471)	(81,446)
Net unrealized losses on derivative instruments	(16,142)	(14,992)

Total	(118,532)	(131,054)

Note 2:

Credit Losses Standard has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Note 3:

Allowance for credit losses of loans to affiliates are recorded in investment in affiliates since the second quarter of fiscal 2021. Before fiscal 2020, there were no allowance for doubtful receivables on loans to affiliates.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Revenues :
Finance revenues	205,630	201,230
Gains on investment securities and dividends	27,666	27,502
Operating leases	321,428	296,520
Life insurance premiums and related investment income	290,656	356,147
Sales of goods and real estate	280,127	290,541
Services income	592,278	493,754

Total Revenues	1,717,785	1,665,694

Expenses :
Interest expense	74,006	60,811
Costs of operating leases	215,587	220,465
Life insurance costs	209,137	265,278
Costs of goods and real estate sold	245,747	247,138
Services expense	367,521	313,393
Other (income) and expense	14,997	15,007
Selling, general and administrative expenses	337,754	334,928
Provision for doubtful receivables and probable loan losses	15,724	0
Provision for credit losses	0	10,166
Write-downs of long-lived assets	554	591
Write-downs of securities	36	4,214

Total Expenses	1,481,063	1,471,991

Operating Income	236,722	193,703
Equity in Net Income of Affiliates	54,226	2,077
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	58,488	9,436
Bargain Purchase Gain	1,022	4,365

Income before Income Taxes	350,458	209,581
Provision for Income Taxes	102,649	64,266

Net Income	247,809	145,315

Net Income Attributable to the Noncontrolling Interests	3,131	3,323

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	359	(23)

Net Income Attributable to ORIX Corporation Shareholders	244,319	142,015

Note 1:

Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see “(6) Changes in Accounting Policies — (Adoption of New Accounting Standards)”

Note 2:	Provision for credit losses of loans to affiliates are recorded in equity in net income of affiliates since the second quarter of fiscal 2021.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Net Income :	247,809	145,315

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	1,277	(4,227)
Net change of debt valuation adjustments	136	(643)
Net change of defined benefit pension plans	492	196
Net change of foreign currency translation adjustments	(16,585)	(11,617)
Net change of unrealized gains (losses) on derivative instruments	(3,560)	1,271
Total other comprehensive income (loss)	(18,240)	(15,020)

Comprehensive Income	229,569	130,295

Comprehensive Income Attributable to the Noncontrolling Interests	1,584	1,105

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	229	(303)

Comprehensive Income Attributable to ORIX Corporation Shareholders	227,756	129,493

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In June 2016, the Credit Losses Standard was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale debt securities. The Company and its subsidiaries adopted these updates on April 1, 2020 through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. The allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet credit exposures such as financial guarantees and loan commitments was increased due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥ 31,745 million in the allowance for credit losses for financial assets, an increase of ¥ 28,294 million in other liabilities related to off-balance sheet credit exposures and a decrease of ¥ 42,855 million in retained earnings in the consolidated balance sheets as of April 1, 2020.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment” — ASC 350 (“Intangible — Goodwill and Other”)) was issued. This Update eliminates Step 2 from the conventional two-step goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. The Company and its subsidiaries adopted this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Nine Months ended December 31, 2019		Nine Months ended December 31, 2020		March 31, 2020	December 31, 2020
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	321,201	49,797	318,673	41,191	1,789,693	1,690,586
Real Estate	332,859	57,958	253,921	15,603	821,194	834,678
PE Investment and Concession	223,891	43,656	243,903	4,257	322,522	398,970
Environment and Energy	112,912	11,585	103,448	17,794	478,796	479,280
Insurance	293,296	43,577	359,208	50,663	1,580,158	1,887,966
Banking and Credit	62,830	29,441	63,071	36,959	2,603,736	2,707,265
Aircraft and Ships	46,392	33,294	22,569	3,116	585,304	559,971
ORIX USA	100,054	50,289	95,084	27,548	1,374,027	1,235,854
ORIX Europe	117,923	25,112	116,759	25,916	317,847	337,172
Asia and Australia	106,337	26,076	92,818	8,383	1,010,268	1,017,211

Segment Total	1,717,695	370,785	1,669,454	231,430	10,883,545	11,148,953

Difference between Segment Total and Consolidated Amounts	90	(20,327)	(3,760)	(21,849)	2,183,983	2,175,538

Consolidated Amounts	1,717,785	350,458	1,665,694	209,581	13,067,528	13,324,491

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Note 3:

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were initially charged to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the nine months ended December 31, 2019 has been retrospectively restated.

Note 4:	Credit Losses Standard has been adopted since April 1, 2020. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.
Note 5:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

The share repurchase based on the resolution at the Board of Directors meeting held on November 2, 2020, and the cancellation of own shares based on the resolution at the Board of Directors meeting held on October 28, 2019 were completed. The details of share repurchase and cancellation of own shares subsequent to the balance sheet date are as follows.

(1) Status of Share Repurchase

• Class of shares repurchased	Common shares

• Total number of shares repurchased	3,130,100 shares

• Total purchase price of shares repurchased	¥5,280,520,400

• Repurchase period	January 1, 2021 – January 8, 2021

• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of January 8, 2021

• Class of shares repurchased	Common shares

• Total number of shares repurchased	28,230,500 shares

• Total purchase price of shares repurchased	¥44,199,883,050

• Repurchase period	November 9, 2020 – January 8, 2021

• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(2) Cancellation of Own Shares

• Class of shares cancelled	Common shares

• Number of shares cancelled	28,230,500 shares

• Cancellation date	January 29, 2021